Exhibit 99.1

News Release

Stantec Selected to Design and Engineer New Power

Barges for The Gowanus Generating Station

The project will provide a cleaner, more resilient source of energy to the New York metropolitan area

Edmonton, AB; New York, NY (November 26, 2019) TSX, NYSE: STN

Siemens has selected global design firm Stantec to design and engineer two new SeaFloat power barges for the Gowanus Generation Station in Brooklyn, New York. Four existing barges with a total of 32 older generating units will be phased out and replaced with two barges, each outfitted with four SGT-A65 Combustion Turbine Generators, for a total gross power output of approximately 600 MW.

In addition to providing a source of cleaner, more efficient energy to millions of New Yorkers, the new barges will ensure a resilient, reliable power supply, taking advantage of the unique position the existing barges hold on the Gowanus Canal. During Hurricane Sandy, the Generating Station weathered the storm with minimal interruption, given its protection from the high tide and storm surges.

Stantec’s scope of services include engineering and design, including naval architect design of the barge and integral barge systems. Stantec has contracted with VARD Marine for naval architecture design and engineering of the barge and structural components. Siemens, as engineering, procurement, and construction contractor, will supply materials and services for the design and construction.

“The Gowanus Repowering Project comes at a pivotal moment for the New York City region, as communities look to bolster resilience while reducing emissions and pollutants,” said Terri Poussard, Director of Project Development, Power, Stantec. “We’re proud to work with Siemens to ensure this vital source of power generation remains online for years to come.”

The Gowanus Repowering Project represents a growing trend among major North American cities seeking innovative approaches to update aging energy sources, while reducing emissions and increasing resiliency, reliability and efficiencies in energy supplies. Stantec is partnering with communities, like the City of Pasadena, to ensure the delivery of environmentally responsible electricity.

Stantec has delivered over 250,000 MW of power to clients across North America and the globe, helping them adapt to unprecedented changes in the industry and advance towards assets that are smarter, more efficient, and in keeping with the new power reality. To learn more, visit: www.stantec.com/power.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact

Danny Craig

Stantec Media Relations

Ph (949) 923-6085

danny.craig@stantec.com

Investor Relations Contact

Cora Klein

Stantec Investor Relations

Ph (780) 969-2018

cora.klein@stantec.com

Design with community in mind